

Mail Stop 3561

September 30, 2015

Steven D. Barnhart
Chief Financial Officer
Bankrate, Inc.
477 Madison Avenue, Suite 430
New York, NY 10022

     Re: Bankrate, Inc.
           Form 10-K for the year ended December 31, 2014
           Filed June 18, 2015
           File No. 001-35206

Dear Mr. Barnhart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Risk Factors, page 17

1. We note your first risk, which discusses the federal securities law allegations you are defending as a result of the Restatement and the ongoing federal investigations, and your discussion under "Legal Proceedings – Securities Litigation," which discusses the class action lawsuit and your inability to estimate the amount of loss, if any, that would result from an adverse resolution to this lawsuit. Tell us what consideration you have given to providing shareholders with separate risk factor disclosure that clearly and prominently addresses the risk of harm to you as a result of monetary damages or rescission rights if the plaintiffs are successful.

Selected Financial Data, page 36

2. Please tell us why you have not included long-term obligations in this table. Refer to Instruction 2 to Item 301 of Regulation S-K.

3. We note your presentation of the non-GAAP measure Adjusted EBITDA. We further note your description of Adjusted EBITDA in footnote (6) on page 38 and throughout your Form 10-K indicates that Adjusted EBITDA includes adjustment for various "non-recurring items." It does not appear appropriate to us to describe all of these items as non-recurring since it appears that many of them have recurred across multiple years. Please explain or revise this description throughout your Form 10-K. Refer to question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

4. Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase in volume or price, please provide your readers with insight into the underlying drivers of those changes.

Financial Statements

Note 1 – Organization and Basis of Presentation

Reclassification, page 68

5. We note your disclosure that in the fourth quarter of 2014, the company changed the presentation of its consolidated statements of comprehensive income such that costs related to traffic acquisition and credit card fees have been reclassified to cost of revenue. We have the following comments:

- Please explain to us in more detail the types of the costs that you are reclassifying to cost of revenue and tell us how these costs differ from the costs previously classified as cost of revenue. Also explain to us why you previously believed these costs were appropriately classified as sales and marketing expense or as general and administrative expense.

- Based on the prior year financial statements disclosed in Note 2, it appears that these reclassifications have a much larger impact on your consolidated statements of comprehensive income than the revisions you have labeled as restatement adjustments. Please explain to us in detail how you determined it was appropriate to characterize these revisions as reclassifications. As part of your response, provide us with your analysis of whether this change is a change in accounting principle or a correction of an error. Also explain to us why these reclassifications impact interest expense in 2012 and 2011.

Note 3 – Summary of Significant Accounting Policies

Goodwill, page 79

6. We note your disclosure at the top of page 80 that the evaluation of the impairment of goodwill in 2014 was performed at the segment level. Please confirm our assumption, if true, that you evaluated goodwill for impairment at the operating segment level, not at the reportable segment level. If our understanding is correct, please revise future filings to clarify this matter.

Note 7 – Segment Information, Geographic Data and Concentrations, page 88

7. We note that during our review of your Form 10-K for the year ended December 31, 2013, you agreed to separately disclose revenue from display advertising, revenue from clicks or calls and revenue from lead generation in order to comply with ASC 280-10-50-40. We continue to believe that you provide multiple types of services that have distinct risks and obligations which would warrant separate disclosure. Please tell us why you have not disclosed revenue for each type of service provided to your customers, as previously agreed upon.

8. We note that you aggregate certain of your operating segments into reportable segments. Please tell us your operating segments and the reportable segment into which each is aggregated. Also tell us why the company is organized in the manner (i.e. operating segments) that it is. We may have further comments after reviewing your response.

9. We note your statement that "when allocating resources to business units needed in accomplishing its strategic goals, the assets of the business units are not a primary consideration of the chief operating decision maker." Please tell us the definition of "business units" and explain whether and how business units differ from operating segments as defined in ASC 280-10-50. Also tell us in more detail the level at which your chief operating decision maker (CODM) allocates resources to assist the company in accomplishing its strategic goals, and better explain to us why this does not result in your CODM using any measure of assets for purposes of making decisions about allocating resources to each operating segment and assessing its performance.

Note 11 – Commitments and Contingencies, page 99

10. We note your statement that you recorded a loss for the settlement and related legal expenses of $9.2 million, net of insurance proceeds of $10.0 million in legal settlements. Please tell us whether these insurance proceeds have been received by you or if they are a gain contingency. Please further tell us how you determined that it was appropriate to offset the amounts against your loss contingency.

Executive Compensation

Long-Term Incentive Compensation, page 162

11. Although you state that awards of performance shares are based on "Adjusted EBITDA," you do not state what the "Adjusted EBITDA" target is, nor do you state the formula used to determine the number of performance shares awarded. We note that Note 9 of your financial statements refers to a "performance condition" without further definition. We presume that this is because the number of performance shares granted is dependent upon your Adjusted EBITDA during both a historical (2014) and prospective (2015) fiscal year. Please confirm that, in future filings, you will disclose the Adjusted EBITDA target with a view to understanding how you determine the amount of each award. See Regulation S-K Item 402(b)(1)(v).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters or any other questions. Please contact Charles Guidry, Staff Attorney, at (202) 551-3621 or Mara Ransom, Assistant Director, at (202) 551-3720 with any questions on any of our other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products